Great Ajax Corp.

9400 SW Beaverton-Hillsdale Hwy, Suite 131

Beaverton, Oregon 97005

March 2, 2016

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Tom Kluck, Bryan Hough

Re:	Great Ajax Corp. Registration Statement on Form S-3 (File No. 333-209513)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Great Ajax Corp. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-209513), to 4:30 p.m., Eastern Time, on March 4, 2016 or as soon as practicable thereafter.

In connection with this request, the Registrant acknowledges that:

(1)  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)  the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Great Ajax Corp.

By:	/s/Lawrence Mendelsohn
Name:	Lawrence Mendelsohn
Title:	Chairman and Chief Executive Officer

cc:	Brian Hirshberg Associate, Morrison & Foerster LLP